FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02057662

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

8/30/02

For the month of August 2002

RECD S.E.C.
SEP 11 2002
1086

El Nino Ventures Inc.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule. 0-31108

PROCESSED
SEP 17 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.
(Registrant)

Date: September 10, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

Please note that this filing contained no additional attachments as there were no disseminations for the Company in the month of August, 2002.